

January 28, 2014

Via E-mail
Steven P. Nickolas
President
Alkaline Water Company Inc.
7730 E Greenway Road Suite 203
Scottsdale, AZ 85260

>   **Re: Alkaline Water Company Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 9, 2014**
>   **File No. 333-192599**

Dear Mr. Nickolas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

The audited financial statements included in this prospectus may not accurately reflect the financial condition of The Alkaline Water Company Inc. and its subsidiaries on a consolidated basis, page 6

1. We note your response to comment 6 in our letter dated December 24, 2013 and your statement that you had removed two risk factors. However, the risk factor regarding the accuracy of your audited financial statement remains in your prospectus. Please either delete this risk factor or tell us why it is appropriate to include it in the prospectus.

Description of Business, page 22

2. We note your response to comment 9 in our letter dated December 24, 2013. We reissue our comment and we refer you to Note 10 and Note 12 of your audited financials which discuss that on February 20, 2013 you signed a non-binding letter of intent to sell all your issued and outstanding securities to Pubco. In this regard, please advise us on the status of this transaction and revise your disclosure as necessary.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director